[Letterhead of Willdan Group, Inc.]

November 16, 2006

Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549-7010

Re:	Request for Effectiveness of the Registration Statement on Form S-1, as amended (File No. 333-136444)

Ladies and Gentlemen:

Pursuant to Rule 461, Willdan Group, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to Monday, November 20, 2006, at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

The Company confirms that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Willdan Group, Inc.

By:	/s/ Mallory McCamant

Mallory McCamant
Chief Financial Officer, Senior Vice
President and Assistant Secretary